May 31, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Vanessa Robertson
Daniel Gordon

Re:	Cidara Therapeutics, Inc.

Form 10-K for the fiscal year ended December 31, 2022

Filed March 23, 2023

File No. 001-36912

Ladies and Gentlemen:

We are in receipt of the comment letter, dated April 28, 2023, received by Cidara Therapeutics, Inc. (the “Company,” “we,” “our” or similar terminology) on May 19, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the above captioned filing on Form 10-K filed on March 23, 2023 (the “Form 10-K”). Below is the response of the Company to the Staff’s comments.

For the Staff’s convenience, we have incorporated the Staff’s comment into this response letter in italics. The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K.

Form 10-K for the fiscal year ended December 31, 2022

Notes to Consolidated Financial Statements

8. Significant Agreements and Contracts, page 95

1. You disclose on page 74 that revenue for the years ended December 31, 2022 and 2021 included, in part, the achievement of milestones. Please provide us an analysis, and revise your future filings, to break out the amount shown in the line item ‘License of Intellectual Property’ on page 101 between the amount recognized upon transfer of the license and the amounts recognized as milestones were achieved. In addition, provide us with a reconciliation of the amounts disclosed on page 100 for ‘Payments received in advance’ and ‘Revenue from performance obligations satisfied during reporting period’. Clarify how these amounts reconcile to revenue recognized and the amounts disclosed in the filing as received as of December 31, 2022. Further, provide us with the calculations for the amounts disclosed under the table on page 100 for the aggregate transaction price allocated to performance obligations that are unsatisfied for each agreement separately.

Company Response (Specific sections of SEC Comment in italics above, are in bold below):

Please provide us an analysis, and revise your future filings, to break out the amount shown in the line item ‘License of Intellectual Property’ on page 101 between the amount recognized upon transfer of the license and the amounts recognized as milestones were achieved.

As disclosed on pages 96 and 98 of our Form 10-K, upon achievement of the related milestones, the milestone is allocated to all the performance obligations on the basis of the relative stand-alone selling price and revenue is recognized based on the progress of these performance obligations. As disclosed on page 96 of our Form 10-K, the Mundipharma license was delivered in September 2019 at which time we recognized revenue of $17.9 million. In August 2022 and December 2021, the Company achieved milestones of $11.1 million and $2.8 million, respectively, under the Mundipharma Collaboration Agreement that the Company deems to be tied to all the performance obligations identified in the original agreement, resulting in revenue of $3.3 million in 2022 and $0.8 million in 2021 that was allocated to the license of intellectual property. As disclosed on page 98 of our Form 10-K, the Janssen license was delivered in May 2021 at which time we recognized revenue of $27.0 million. In March 2022, the Company achieved a $3.0 million milestone under the Janssen Collaboration Agreement that the Company deems to be tied to all the performance obligations identified in the original agreement, resulting in revenue of $0.8 million in 2022 that was allocated to the license of intellectual property. As disclosed on page 99 of our Form 10-K, the Melinta license was delivered in August 2022 at which time we recognized revenue of $25.9 million. In our future filings, we will include a table as shown below.

	Year Ended December 31, 2022
(in thousands)	Mundipharma	Janssen	Melinta
Revenue from Collaboration and License Agreements:
Point in Time:
License of Intellectual Property – upon transfer of license	$—	$—	$25,885
License of Intellectual Property – upon milestone achieved	3,252	816	—
Clinical Drug Supply	484	—	—
Over Time:
Research and Development Services	9,595	18,814	811
Clinical Supply Services	925	3,706	—

Total Revenue from Collaboration and License Agreements	$14,256	$23,336	$26,696

	Year Ended December 31, 2021
(in thousands)	Mundipharma	Janssen	Melinta
Revenue from Collaboration and License Agreements:
Point in Time:
License of Intellectual Property – upon transfer of license	$—	$27,000	$—
License of Intellectual Property – upon milestone achieved	813	—	—
Clinical Drug Supply	—	—	—
Over Time:
Research and Development Services	12,069	5,271	—
Clinical Supply Services	315	4,104	—

Total Revenue from Collaboration and License Agreements	$13,197	$36,375	$—

In addition, provide us with a reconciliation of the amounts disclosed on page 100 for ‘Payments received in advance’ and ‘Revenue from performance obligations satisfied during reporting period’. Clarify how these amounts reconcile to revenue recognized and the amounts disclosed in the filing as received as of December 31, 2022.

The Company received payments during 2022 in connection with our collaboration and license agreements. Certain payments are received in advance of completion of the performance obligation(s), while other payments are received by the Company subsequent to completion of the performance obligation(s). Payments received subsequent to completion of the performance obligation(s) are not included in the contract liabilities table. Payments received in advance that are allocated to performance obligation(s) to be completed in future periods are recorded as contract liabilities. In 2022, we received a total of $47.9 million in upfront and milestone payments consisting of: $11.1 million for a Mundipharma milestone (as disclosed on page 96 of our Form 10-K), $3.0 million for a Janssen milestone (as disclosed on page 98 of our Form 10-K), $30.0 million for the Melinta upfront payment (as disclosed on page 99 of our Form 10-K) and $3.7 million upfront for commercial supplies. We recognized revenue of $37.5 million from those payments in 2022 related to performance obligations satisfied, resulting in the $10.4 million payments received in advance, as disclosed on the contract liabilities table on page 100 of our Form 10-K, for performance obligations not yet satisfied as of December 31, 2022. We also received reimbursement payments from Mundipharma and Janssen of $19.2 million in the year ended December 31, 2022 for R&D services and clinical supply services performed in that same period, which were recognized as revenue in 2022 related to performance obligations satisfied. The total collaboration revenue of $64.3 million in 2022 consists of the $37.5 million revenue recognized for performance obligations satisfied for upfront and milestone payments received in the year ended December 31, 2022, $19.2 million for the R&D services and clinical supplies services performed in the year ended December 31, 2022, and $7.6 million for the performance obligations satisfied in 2022 related to upfront and milestone payments received before January 1, 2022.

Further, provide us with the calculations for the amounts disclosed under the table on page 100 for the aggregate transaction price allocated to performance obligations that are unsatisfied for each agreement separately.

The table below shows the calculations for the aggregate transaction price allocated to performance obligations that are unsatisfied for each collaboration and license agreement (as disclosed on page 100 of our Form 10-K). We added a summary of the transaction price as disclosed on pages 95, 98, and 99 of our Form 10-K for each of our collaboration partners to the table below. We also added a summary of the total collaboration revenue recognized from inception of the collaboration and license agreements to December 31, 2022, disaggregated by collaboration partner as disclosed on page 101 of our Form 10-K for revenue recognized in 2022, 2021, and 2020 and page 98 of our Form 10-K for the fiscal year ended December 31, 2021 for revenue recognized in 2019. In the years ended December 31, 2022, 2021, and 2020 there were revenues recognized of $0.5 million, $0.1 million, and $0.1 million, respectively, related to other R&D services provided to Mundipharma as well as $0.5 million recognized in the year ended December 31, 2022 for clinical drug supply provided to Mundipharma from revenue arrangements accounted for separately from our Mundipharma Collaboration Agreement. These revenues are included in the table disclosed on page 101 of our Form 10-K as revenue earned in each of the respective years and are excluded from the transaction price of the Mundipharma Collaboration Agreement.

Aggregate Transaction Price Allocated to Performance Obligations that are Unsatisfied as of December 31, 2022
(in thousands)	Mundipharma	Janssen	Melinta
Transaction Price as of December 31, 2022:
Up-front Fee	$30,000	$27,000	$30,000
R&D Funding	31,200	60,700	—
Milestones Achieved	13,900	3,000	—

Total Transaction Price as of December 31, 2022 (A)	75,100	90,700	30,000

Revenue Recognized from Inception to December 31, 2022:
2022	14,256	23,336	26,696
2021	13,197	36,375	—
2020	12,067	—	—
2019	20,915	—	—

Total Revenue Recognized from Inception to December 31, 2022 (B)	60,435	59,711	26,696

Revenue not from Mundipharma Collaboration Agreement:
R&D Services in 2022, 2021, and 2020	708
Clinical Drug Supply in 2022	484

Total Revenue not from Mundipharma Collaboration Agreement (C)	1,192

Aggregate Transaction Price Allocated to Performance Obligations that are Unsatisfied as of December 31, 2022 (A – B + C)	$15,857	$30,989	$3,304

We respectfully submit that we have adequately addressed your comment. Cidara Therapeutics is committed to fully complying with the SEC disclosure requirements. After you have had the opportunity to review this letter, please confirm that the responses in this letter satisfactorily address your comment or please advise us if we can provide any further information or assistance to facilitate your review. Please direct any questions or further comments regarding this response letter to Phillip S. McGill of Cooley LLP at (858) 550-6193. Thank you.

Sincerely,

By:	/s/ Preetam Shah
Preetam Shah
Chief Financial Officer and Chief Business Officer

cc:	Jeffrey Stein, Ph.D., Cidara Therapeutics, Inc.

Shane Ward, Cidara Therapeutics, Inc.

Charles J. Bair, Cooley LLP

Phillip S. McGill, Cooley LLP